SEACOR Marine Holdings Inc.

12121 Wickchester Lane, Suite 500

Houston, TX 77079

April 29, 2019

Via EDGAR

Susan Block, Attorney-Advisor

J. Nolan McWilliams, Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: SEACOR Marine Holdings Inc., Registration Statement on Form S-3 Filed April 1, 2019, File No. 333-230667

Dear Ms. Block and Mr. McWilliams:

On behalf of SEACOR Marine Holdings Inc. (the “Company”), a Delaware corporation, we respond as follows to the Staff’s comment letter, dated April 22, 2019, relating to the above-captioned Registration Statement on Form S-3 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.

Form S-3 filed April 1, 2019

Documents Incorporated by Reference, page 13

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2018, which in turn incorporates by reference Part III from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01.

Response

We acknowledge the Staff’s comment and hereby inform the Staff that the Company’s Definitive Proxy Statement on Schedule 14A was filed with the SEC on April 24, 2019.

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Conclusion

We thank the Staff for its attention to the Company’s submission. If I can be of any assistance during the Staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,

/s/ Brett Nadritch, Esq.

Cc:	Mr. John Gellert, President and Chief Executive Officer of SEACOR Marine Holdings Inc.

Mr. Jesús Llorca, Executive Vice President and Chief Financial Officer of SEACOR Marine Holdings Inc.

Mr. Andrew H. Everett II, Senior Vice President, General Counsel and Secretary of SEACOR Marine Holdings Inc.